1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES THE APPOINTMENT OF NEW DIRECTORS

May 16, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced the appointment to the Board of three new Directors to its Board and one new director to the Board of its subsidiary, all effective May 5, 2011.

ANU DHIR holds a Bachelor of Arts degree from the University of Toronto, Canada, and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Anu has extensive experience in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company, and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations.

OCTAVIA M. MATLOA is a registered accountant and auditor with the South African Institute of Accountants and the Independent Regulatory Board of Auditors respectively. She studied for her BCom, majoring in Accounting and Economics at the University of Cape Town; and B.Com (Hons) and CTA at the University of Pretoria. Octavia is a shareholder and director of Tsidkenu Chartered Accountants Inc., Jireh Holdings, Mukundi Mining Resources, Bokkies Transport, the Vibe Group; and Nissy Holdings. In addition she has been appointed by court as the first woman curator in the insurance industry. She served/serves on a number of public sector audit committees and has also won the 2010 Businesswoman of the year Van Ryn’s Black Business Quarterly Awards.

MAMETJA MOSHE holds a B.Com Hons (Accounting) degree from the University of Kwazulu Natal and is a qualified chartered accountant registered with the South African Institute of Accountants. She brings a wealth of financial knowledge having worked in the mergers and acquisitions teams of international banks focusing on mining and telecommunication companies. She has been appointed to the board of Southgold Exploration (Pty) Ltd., the wholly owned subsidiary of Great Basin Gold, and operator of the Burnstone Mine in South Africa.

PHILIP KOTZE is a mining engineer with over 30 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of the Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations and Management from the University of South Africa.

Ronald Thiessen. Great Basin Gold Chairman commented: “On behalf of the Board, I would like to welcome our new members to Great Basin and Southgold, our operating subsidiary in South Africa. As you can see our new Board members bring a breadth and depth of skills, knowledge and experience which will be instrumental in providing guidance to our management and representing our shareholders. Together we look forward to a very exciting future as Great Basin Gold transitions to production and a quality mid-tier gold producer.” Great Basin Gold is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on its two emerging mines in the world’s two richest gold regions. The Hollister gold mine is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand Basin goldfield of South Africa.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.